FICC Structured Flow Group Phone: +1 (203) 719 1515 Email: OL-SFX-US@ubs.com www.ubs.com	UBS Investment Bank 677 Washington Boulevard Stamford CT 06901 UBS Investment Bank is a business group of UBS AG
UBS V10 Currency Index with Volatility Cap
Monthly Performance Report – August 2010

●	Euro recovers but weakening US data forces FOMC to shift stance.

●	With its long carry position, the V10 Index registered an excess return of -4.68% at month-end.

Index Description
The UBS V10 Currency Index with Volatility Cap (“V10 Strategy”, "Index" or “V10”) is a proprietary index, developed and sponsored by UBS AG (the “Index Sponsor”) that measures the performance of a notional algorithmic trading strategy designed to identify and exploit trends in G10 foreign exchange forward rates. Index levels are published daily on Bloomberg (symbol: UBFSV10V).

The trading strategy identifies the 3 highest yielding G10 currencies and the 3 lowest yielding G10 currencies and notionally goes long or short, using foreign exchange forward contracts with tenors up to six months. In lower volatility environments, this trading strategy goes long the highest yielding G10 currencies and short the lowest yielding G10 currencies, which is commonly referred to as the Carry Trade. In higher volatility environments, the strategy reverses this Carry Trade, commonly referred to as a Reverse Carry Trade. The selection of the currencies and the direction of the Carry Trade are rules-based and are determined on a daily basis.

Under normal market conditions, the Index allocates 100% to the trading strategy. However, if the trading strategy experiences historical volatility above a certain defined level, the Index will reduce its allocation to the trading strategy below 100%.

Performance Influencing Factors
The US and Japan dominated FX market proceedings throughout the month as pressure mounted on their respective central banks to engage in more stimulus. By the end of the month, both had complied but not to the extent that investors had expected. The world’s two largest industrialised economies face mounting economic difficulties, for different reasons, and their currencies reacted accordingly. For the Fed, a series of weak labour and, in particular, housing market figures led to market reversals that threatened confidence; for the BoJ, it was simply a matter of how to bring the currency down without being pushed towards intervention. Investors were generally calmed towards the end of the month as central bankers generally pledged to do whatever was needed to maintain momentum in the recovery, though they did not provide specifics on future policy. But deeper, structural problems, which monetary policy alone cannot solve, remain an issue.

The table opposite illustrates how the high and low yielding G10 currencies faired against the USD over the month.

AUD	-1.50%	The RBA kept the policy rates unchanged in part due to a softening global backdrop. Political uncertainty did not have as detrimental impact on the currency as some had expected.
NZD	-3.72%	Uncertainty on the global outlook largely restrained New Zealand Dollar. The labour data was weaker also the trade deficit widened.
NOK	-3.58%	NOK was largely driven by external risk preferences, though data continued to suggest healthy expansion in the immediate future. Norges bank rates were unchanged.
CHF	2.56%	The franc was back in favour amid a difficult month for risk appetite. The monthly CPI declined 0.7%, unemployment rate fell to 3.6%, exports rebounded by 1.9% and money supply growth was robust.
JPY	2.68%
Yen was the strongest performer on the month against the dollar. Prime Minister announced strong measures to counter the rise in the Yen. Industrial production and retail sales were firm but Q2 GDP declined as the impact of weaker exports.

USD		The dollar managed to strengthen versus all but the other safe-haven currencies despite renewed worries of further quantitative easing amid softer US data.

V10 Index Behaviour
Throughout the month, the V10 Currency Index remained in the long carry position, i.e. was long the high yielding currencies and short the low yielding currencies.

V10 registered a loss of 4.68% by month end. The performance since inception on 06 May 2009 has been -2.60%. Meanwhile, S&P excess return for the month was -4.76%.

Graph 1: V10 and S&P 500 performance in August 2010

Source: UBS Investment Bank. Note: For illustration purposes only; SPX excess return calculated by subtracting 3 month US Treasury Bill rate from the index return on a daily basis

Past performance is not an indication of future performance.

30 Jul – 31 AUG	Long: AUD, NZD, NOK Short: CHF, JPY, USD

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FICC Structured Flow Group Phone: +1 (203) 719 1515 Email: OL-SFX-US@ubs.com www.ubs.com	UBS Investment Bank 677 Washington Boulevard Stamford CT 06901 UBS Investment Bank is a business group of UBS AG

Hypothetical and actual Index performance
The following table/graphs show the performance of the Index, the periods of Reverse Carry Trade, the 65 day historical volatility and the volatility filter from Jan 1, 2000 through Aug 31, 2010. Because the Index was only created on May 6, 2009, the Index Sponsor, who is also the issuer of structured products and securities linked to the Index (“Issuer”), has retrospectively calculated the hypothetical levels of the Index, the hypothetical periods of Reverse Carry Trade, the hypothetical 65-day historical volatility and the volatility filter levels on all dates prior to its inception based on actual historical interest rates and forward exchange rates and implied volatilities for the currencies in the Index. Although the Issuer believes that this retrospective calculation represents accurately and fairly how the Index would have performed from Jan 1, 2000 through May 6, 2009 the Index did not, in fact, exist during that period.

Certain assumptions were made in performing the retrospective calculation that may have affected the Index’s hypothetical performance for this period. You should be aware that no actual investment which could allow for tracking the performance of the index was made at any time prior to May 6, 2009.

The historical level, the periods of Reverse Carry Trade, volatility of the Index and volatility filter levels should not be taken as an indication of future performance, and no assurance can be given as to the Index level on any given date.
Index Performance by month
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
2000	1.5%	1.4%	0.6%	2.3%	2.2%	0.8%	1.3%	-0.9%	-2.8%	-2.2%	2.5%	1.6%	8.4%
2001	2.3%	0.4%	2.0%	0.5%	-0.6%	1.7%	0.6%	1.5%	4.6%	2.1%	2.3%	1.8%	20.6%
2002	1.5%	1.4%	2.6%	0.4%	4.3%	1.9%	2.9%	3.1%	1.2%	2.4%	2.1%	0.8%	27.5%
2003	3.4%	0.8%	-0.6%	3.5%	3.4%	1.1%	-0.9%	0.9%	0.1%	1.8%	1.5%	1.8%	18.0%
2004	0.3%	1.2%	2.7%	3.4%	6.4%	0.9%	2.1%	0.3%	2.6%	-1.5%	0.4%	0.7%	21.1%
2005	2.5%	1.3%	0.7%	1.1%	-0.3%	2.3%	-0.8%	-0.4%	2.6%	1.9%	1.4%	-2.3%	10.1%
2006	0.7%	0.3%	-3.3%	-2.4%	2.8%	1.5%	2.2%	3.4%	0.5%	1.6%	-1.6%	3.1%	8.8%
2007	1.0%	0.4%	1.5%	1.9%	2.0%	3.2%	-1.0%	3.2%	1.4%	-4.8%	3.9%	-4.3%	8.3%
2008	3.0%	-0.4%	1.6%	-1.7%	1.7%	-0.8%	-0.2%	-3.7%	3.6%	10.7%	3.3%	3.8%	22.1%
2009	2.8%	-5.4%	8.6%	1.4%	3.6%	3.1%	-0.5%	0.9%	2.3%	2.8%	-3.0%	3.0%	20.6%
2010	-0.2%	-1.1%	2.8%	2.9%	-5.4%	-8.9%	2.3%	-4.7%					-12.3%
Notes: YTD percentage return for 2010, not annualized
Source: UBS Investment Bank

Index performance and 65 day actual volatility

Index performance and volatility filter

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FICC Structured Flow Group Phone: +1 (203) 719 1515 Email: OL-SFX-US@ubs.com www.ubs.com	UBS Investment Bank 677 Washington Boulevard Stamford CT 06901 UBS Investment Bank is a business group of UBS AG

Actual performance of products linked to the V10 Currency Index
The following table shows current V10-linked offerings and their respective performance in August 2010

Historical price levels are indicative. Past performance should not be taken as an indication of future performance, and no assurance can be given as to the performance of any product on any given day.
Products and their monthly performance
ISIN	Product Description	Trade Date	Expiry Date	Jun-10	Jul-10	Aug-10	Total Return1
US9026616022	Performance Securities, 115%	23-Dec-09	24-Dec-12	9.00	9.23	9.00	-10.0%
US9026616857	Performance Securities, 115%	04-Jan-10	03-Jan-13	8.85	9.07	8.85	-11.5%
US9026617012	Performance Securities, 115%	26-Jan-10	24-Jan-13	9.09	9.31	9.09	-9.1%
US9026617764	Performance Securities, 115%	23-Feb-10	25-Feb-13	9.22	9.43	9.20	-8.0%
US9026618184	Performance Securities, 110%	26-Mar-10	25-Mar-13	9.10	9.32	9.10	-9.0%
US9026618424	Performance Securities, 108%	27-Apr-10	25-Apr-13	8.74	8.97	8.81	-11.9%
US9026618838	Performance Securities, 109%	25-May-10	22-May-13	9.18	9.09	8.93	-10.7%
US9026691421	Performance Securities, 108%	25-Jun-10	25-Jun-13	n/a	9.98	9.79	-2.1%
1) Total return in the above table is calculated relative to the public issuance price, and is not annualized
Source: UBS Investment Bank. Price data taken from UBS internal systems

Disclaimer
This publication is issued by UBS AG or an affiliate thereof (“UBS”).

Product of a sales/trading desk and not the Research Dept. Opinions expressed may differ from those of other divisions of UBS, including Research. UBS may trade as principal in instruments identified herein and may accumulate/have accumulated a long/short position in instruments or derivatives thereof. UBS has policies designed to manage conflicts of interest. This distribution is not an official confirmation of terms and unless stated, is not a personal recommendation, offer or solicitation to buy or sell. Any prices or quotations contained herein are indicative only and not for valuation purposes. Communications may be monitored.

Statement of Risk
Options, structured derivative products and futures are not suitable for all investors, and trading in these instruments is considered risky and may be appropriate only for sophisticated investors. Past performance is not necessarily indicative of future results. Various theoretical explanations of the risks associated with these instruments have been published. Prior to buying or selling a structured product, and for the complete risks relating to such products, you may receive documentation describing an investment and the risk considerations associated therewith.

Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker dealer and a member of the Securities Investor Protection Corporation (SIPC). (http://www.sipc.org/). An investment in any UBS issued security linked to the UBS V10 Currency Index with Volatility Cap involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the UBS V10 Currency Index with Volatility Cap. Any UBS security linked to the UBS V10 Currency Index with Volatility Cap will be sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement, related to the UBS V10 Currency Index with Volatility Cap) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest in any UBS security linked to the Index, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-800-722 7270). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker-dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the unauthorized redistribution of this material and accepts no liability whatsoever for the unauthorized actions of third parties in this respect.

© UBS 2010.  The key symbol and UBS are among the registered and unregistered trademarks of UBS.  All rights reserved.  UBS assumes sole responsibility for this marketing material, which has not been reviewed by Bloomberg. All other trademarks, registered trademarks, service marks and registered service marks are of their respective companies.

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